                                 Exhibit (a)(1)


                              CONCORD CAMERA CORP.

                  OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
              HAVING AN EXERCISE PRICE PER SHARE OF MORE THAN $7.00
                                 FOR NEW OPTIONS

================================================================================

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
      AT 5:00 P.M., EASTERN DAYLIGHT SAVINGS TIME, ON _________ ___, 2001,
                          UNLESS THE OFFER IS EXTENDED.

================================================================================

         Concord Camera Corp. is offering option holders the opportunity to exchange certain outstanding stock options with an exercise price per share of more than $7.00 (the "eligible options") for new options that we will grant to purchase shares of our common stock (the "new options"). In exchange for any eligible options you tender that are accepted for exchange and cancelled by us (the "old options"), you will receive new options for a number of shares of our common stock equal to seventy-five percent (75%) of the total number of shares subject to the outstanding (unexercised) portion of the old options (rounded up to the nearest whole share).

         The eligible options are all options with an exercise price per share of more than $7.00 that are currently outstanding under our Long - Term Incentive Plan (the "Incentive Plan") and our other individual option plans (the "Individual Option Plans" and together with the Incentive Plan, the "Plans").

         We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related letter of transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). You may tender all or one or more of your eligible options. If you decide to tender one or more of your eligible options but not all of them, then you must tender not less than the entire outstanding (unexercised) portion of each particular eligible option you want to have exchanged.

         This Offer is not conditioned upon a minimum number of eligible options being tendered. This Offer is subject to conditions described in Section 6 of this Offer.

         If you tender eligible options for exchange as described in this Offer, we will grant you new options under the Plans. The exercise price of the new options will be equal to $5.97, the closing price of our common stock reported on the Nasdaq National Market on the date the Board of Directors approved this Offer. The vested portion of the old options, as reduced by the exchange, will vest immediately under the new options. Unvested portions of the old options, as reduced by the exchange, will continue to vest under the new options in accordance with the same schedule that was provided for in the option agreements and Plans governing the old options. The new options will be granted upon the acceptance for exchange and cancellation of the old options. The new options will have the same expiration dates as the old options.

         As of June 30, 2001, options to purchase an aggregate of 4,378,046 shares of our common stock were issued and outstanding under our Plans, of which 1,416,882 shares were covered by eligible options. The shares of common stock issuable upon exercise of eligible options represent approximately 32.4% of the total number of shares of common stock issuable upon exercise of all options outstanding under the Plans.

         All options accepted by us pursuant to this Offer will be cancelled.

         Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender your options.

         Shares of our common stock are quoted on the Nasdaq National Market under the symbol "LENS". On July __, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $_____per share.

         You should direct questions about this Offer or requests for assistance or for additional copies of this Offer to Exchange or the letter of transmittal to Ann E. Neal, Corporate Counsel, Concord Camera Corp., 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida, 33021 (telephone: (954) 331-4212).

                                    IMPORTANT

         If you wish to tender all or any of your eligible options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail or otherwise deliver it and any other required documents, including your old option agreements, to us at Concord Camera Corp., 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida, 33021 (telephone: (954) 331-4212), Attn: Ann E. Neal.

         We are not making this Offer to, nor will we accept any tender of eligible options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of eligible options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this Offer to option holders in any such jurisdiction.

         We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your eligible options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any other information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                TABLE OF CONTENTS


                                                                                                                Page
                                                                                                                ----

SUMMARY TERM SHEET                                                                                                 1

THE OFFER                                                                                                          6
    1.       Number of Options; Expiration Date....................................................................6
    2.       Purpose of the Offer..................................................................................7
    3.       Procedures for Tendering Eligible Options.............................................................8
    4.       Withdrawal Rights.....................................................................................9
    5.       Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options.............10
    6.       Conditions of the Offer..............................................................................10
    7.       Price Range of Common Stock Underlying the Options...................................................13
    8.       Source and Amount of Consideration; Terms of the New Options.........................................14
    9.       Information About Concord Camera Corp................................................................18
    10.      Interests of Directors and Officer; Transactions and Arrangements Concerning the Options.............19
    11.      Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer..................20
    12.      Legal Matters; Regulatory Approvals..................................................................20
    13.      Material Federal Income Tax Consequences.............................................................21
    14.      Extension of Offer; Termination; Amendment...........................................................23
    15.      Fees and Expenses....................................................................................24
    16.      Additional Information...............................................................................24
    17.      Miscellaneous........................................................................................25


Schedule A   Information Concerning the Directors and Executive Officers of Concord Camera Corp.

Schedule B   Beneficial Ownership Table


                               SUMMARY TERM SHEET


         The following are answers to some of the questions that you may have about this Offer. We urge you to read carefully the remainder of this Offer to Exchange and the accompanying letter of transmittal because the information in this summary and in the introduction preceding this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Exchange and the letter of transmittal. We have included page references to the relevant sections of this Offer to Exchange where you can find a more complete description of the topics in this summary.

Why are we making the Offer?

         Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe that because of the precipitous decline in the market price of Concord's common stock, these outstanding options no longer provide a realistic incentive for Concord's directors, management and other employees and consultants to further the long-term interests of the Company. By making this Offer to exchange eligible options for new options on the terms described in the Offer, we intend to provide our directors, management, employees and consultants with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better performance incentives in order to maximize stockholder value. At the same time, we believe the required 25% reduction in the number of shares covered by the new options is meaningful consideration for the repricing which will also benefit Concord. (Page 7)

What Securities are we offering to exchange?

         We are offering to exchange all stock options having an exercise price per share in excess of $7.00 which are outstanding under the Plans (as defined above). (Page 6)

May I tender options that I have already exercised?

         This Offer only pertains to options, and does not apply in any way to shares purchased upon the exercise of options. If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not subject to this Offer. If you have exercised an option in part, the remaining outstanding (unexercised) portion of the option is subject to the Offer and may be tendered for exchange. (Page 6)

What are the conditions to the Offer?

         The Offer is not conditioned upon a minimum number of eligible options being tendered. The Offer is subject to a number of conditions, including the conditions described in Section 6. (Page 10)

Are there any eligibility requirements I must satisfy after the expiration date of the Offer to receive the new options?

         No. There are no eligibility requirements that you must satisfy after the expiration date of the Offer in order to receive new options.

What if I cease to be an employee or consultant of Concord Camera Corp. before my new options are fully vested?

         Vesting under your new options will be subject to the same conditions as were set forth in the respective option agreement and Plan governing your old options. Generally if you cease to be an employee or consultant of Concord, all unvested portions of your new options will be cancelled and your right to exercise any vested portions of the new options will terminate on that date or within a limited time period thereafter.
(Pages 6 and 14-16)

How many new options will I receive in exchange for my old options?

         We will grant you new options to purchase that number of shares of our common stock equal to seventy-five percent (75%) of the number of shares subject to the unexercised portion of your old options (i.e., the eligible options you tender that are accepted for exchange and cancelled), rounded up to the nearest whole share. All new options will be granted under the Plans and will be subject both to the same terms and conditions of the respective Plan under which your old option was issued and to a new option agreement between you and us.
(Page 6)

When will I receive my new options?

         We will grant the new options effective as of the date of acceptance for exchange of your old options and new option agreements will be forwarded to you promptly thereafter. (Page 10)

If I tender eligible options in the Offer, will I be eligible to receive other option grants before I receive my new options?

         Yes. Your tender of eligible options in the Offer will not affect your eligibility to receive other option grants either before or after you have received your new options.

What will the exercise price of the new options be?

         The exercise price of the new options will be $5.97, the closing price of the common stock reported on the Nasdaq National Market on the date the Board of Directors approved this Offer. (Page 6)

When will the new options vest?

         Upon exchange: (a) any vested portions of the old options (as reduced by the exchange) will vest immediately under the new options; and (b) any unvested portions of the old options (as reduced by the exchange) will continue to vest under the new options in accordance with the same schedule that was provided for in the old options. The new options will be subject to the same conditions to vesting as were set forth in the respective option agreements and Plans governing the old options. (Page 6)

Will I have to wait a longer period before I can purchase common stock under my new options?

         No. Except for the 25% reduction in the number of shares covered by your old options, you will not lose the benefits of any vesting under your old options upon exchange for new options. As described above, all vested portions of the old options (as reduced by the exchange) will vest immediately under the new options.

May I tender unvested options?

         Yes. You may tender your eligible options whether or not they are vested. (Page 6)

Do I have to tender options for all of the shares subject to my eligible options, or may I decide to tender options for only a portion of the shares subject to my eligible options?

         You are not required to accept the Offer. If you choose to tender any eligible options for exchange, you may choose to tender one eligible option in its entirety and not tender another. However, you may not make a tender of less than all of a particular outstanding option. If you choose to tender any eligible options for exchange, you will be required to indicate in the letter of transmittal the particular eligible options you are tendering and enclose them with your letter of transmittal. For example, if you have received two eligible options, you may choose to tender neither of those eligible options, both of those eligible options, or only one of those eligible options. However, if you wish to tender an eligible option, you may not make a tender of anything less than that entire option to the extent outstanding (unexercised). (Page 10)

What happens if the Company is acquired?

         If we are acquired prior to the expiration of the Offer, you may withdraw your tendered eligible options and have the rights afforded to you under the existing agreements evidencing those eligible options.

         If we are acquired after your options have been accepted and cancelled, your rights will be governed by your new options, which will have the same conditions to vesting as your old options.

Will I have to pay taxes if I exchange my options in the Offer?

         If you exchange your old options for new options, you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. In addition, the grant of the new options is not a taxable event, and you will not be required under current law to recognize income for federal income tax purposes at the time of grant. However, when those new options that are non-qualified stock options are subsequently exercised, you will recognize taxable income equal to the excess of (a) the fair market value of the purchased shares at the time of exercise over (b) the exercise price paid for those shares, and you must satisfy the applicable withholding tax requirements with respect to such income. Generally when those new options that are incentive stock options are subsequently exercised, you will not recognize taxable income. However, with respect to incentive stock options, the excess of
(a) the fair market value of the purchased shares at the time of exercise over
(b) the exercise price paid for those shares will be a positive adjustment in determining your alternative minimum tax. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the Offer. (Page 21)

If my current options are incentive stock options, will my new options be incentive stock options?

         Maybe. If you exchange outstanding incentive stock options for new options, whether your new options will be treated as incentive stock options or as non-qualified stock options will depend on certain factors. If the $5.97 exercise price of your new options is less than the fair market value of a share of our common stock on the date the new options are granted to you, your new options will be treated as non-qualified stock options. If, on the other hand, the $5.97 exercise price is not less than the fair market value of a share of our common stock on the date the new options are granted, your new options will generally be incentive stock options to the extent that certain limitations imposed by the Internal Revenue Code are not exceeded. (Page 21)

If I have incentive stock options, what happens if I elect not to exchange them in this Offer?

         We do not believe our Offer to you will change any of the terms of your eligible incentive stock options if you do not accept the Offer. However, the IRS may characterize our Offer to you as a "modification" of those incentive stock options, even if you decline the Offer. A successful assertion by the IRS that your incentive stock options were modified would extend the period you would have to hold the shares purchased under those options in order to qualify all of the gain on a subsequent sale of those shares as long-term capital gain. Such an extended holding period for long-term capital gain would require that the sale of the shares not take place until the later of (a) two years from the date of the deemed modification of your incentive stock options or (b) one year from the date of the option exercise for those shares. In addition, such a deemed modification may also cause a portion of your incentive stock options to be treated as non-qualified stock options upon exercise. If you choose not to exchange all your eligible options, we recommend that you consult with your own tax advisor to determine the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the common stock purchased under those options. (Page 22)

What accounting impact will the Offer have on us?

         As a result of our decision to extend this Offer, all new options will be treated for financial reporting purposes as variable awards. This means that we will be required to record the non-cash accounting impact of increases and decreases in the Company's stock price in compensation expense or income in connection with the new options. We will have to continue this variable accounting with respect to these options until the options are exercised, forfeited or terminated. (Page 20)

When does the Offer expire? Can the Offer be extended? How will I be notified if it is extended?

         The Offer expires on ________, 2001, at 5:00 p.m., Eastern Daylight Savings Time, unless it is extended by us.

         Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Daylight Savings Time, on the next business day following the previously scheduled expiration of the Offer period. (Page 6)

How do I tender my options?

         If you decide to tender any of your eligible options, you must deliver, before 5:00 p.m., Eastern Daylight Savings Time, on _________, 2001, a properly completed and duly executed letter of transmittal, your eligible option being tendered and any other documents required by the letter of transmittal to Concord Camera Corp., 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida 33021, Attn.: Ann E. Neal, Corporate Counsel.

         If the Offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the Offer.

         We reserve the right to reject any or all tenders of eligible options we determine are not in appropriate form or are unlawful to accept. Otherwise, we intend to accept properly and timely tendered eligible options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the Offer, we currently expect that, upon the expiration of the Offer, we will accept all properly tendered eligible options.
(Pages 8-9)

During what period of time may I withdraw previously tendered eligible options?

         You may withdraw your tendered eligible options at any time before 5:00 p.m., Eastern Daylight Savings Time, on _________, 2001. If the Offer is extended by us beyond that time, you may withdraw your tendered eligible options at any time before the extended expiration of the Offer. To withdraw tendered eligible options, you must deliver to us a written notice of withdrawal, with the required information before the expiration of the Offer. Once you have withdrawn eligible options, you may re-tender eligible options only by again following the delivery procedures described in this Offer. (Page 9)

What do you think of the Offer?

         Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options. You must make your own decision whether to tender your eligible options.

Who can I talk to if I have questions about the Offer?

         For additional information or assistance, you should contact:

                           Ann E. Neal
                           Corporate Counsel
                           Concord Camera Corp.
                           4000 Hollywood Boulevard
                           Hollywood, Florida 33021
                           telephone: (954) 331-4212
                           facsimile: (954) 989-4103
                           e-mail: ann@concam.com

                                    THE OFFER


1.       NUMBER OF OPTIONS; EXPIRATION DATE.

                  Upon the terms and subject to the conditions of the Offer, we will exchange, for new options to purchase common stock under the Plans, all eligible options that are properly tendered and not validly withdrawn in accordance with section 4 before the "expiration date," as defined below in this section 1.

                  If you tender eligible options for exchange, then you will receive new options, exercisable for a number of shares of our common stock equal to seventy-five percent (75%) of the total number of shares subject to the outstanding (unexercised) portion of the old options (rounded up to the nearest whole share). The new options will be granted effective as of the date of the acceptance for exchange and cancellation of your old options (which if accepted, will occur after the expiration of the Offer), and a new option agreement will be forwarded to you promptly thereafter.

                  The exercise price of the new options will be equal to $5.97, the closing price of the common stock on the Nasdaq National Market on the date the Board of Directors approved this Offer. Upon exchange (a) any vested portions of the old options (as reduced by the exchange) will vest immediately under the new options, and (b) any unvested portions of the old options (as reduced by the exchange) will continue to vest under the new options in accordance with the same schedule that was provided for in the respective option agreement and Plan governing the old options. The new options will be subject to the same conditions to vesting and expiration dates as were set forth in the respective option agreements and Plans governing the old options.

                  If you exchange your old options for new options, you will not be required under current law to recognize income for federal income tax purposes at the time of exchange. In addition, the grant of the new options is not a taxable event, and you will not be required under current law to recognize income for federal income tax purposes at the time of grant. However when those new options that are non-qualified stock options are subsequently exercised, you will recognize taxable income equal to the excess of (a) the fair market value of your purchased shares at the time of exercise over (b) the exercise price paid for those shares and you must satisfy the applicable withholding tax requirements with respect to such income. Generally when those new options that are incentive stock options are subsequently exercised, you will not recognize taxable income. However, with respect to incentive stock options, the excess of
(a) the fair market value of the purchased shares at the time of exercise over
(b) the exercise price paid for those shares will be a positive adjustment in determining your alternative minimum tax.

                  Eligible options are all options having an exercise price per share in excess of $7.00 that are outstanding (unexercised) under the respective Plans.

                  The term "expiration date" means 5:00 p.m., Eastern Daylight Savings Time, on _________, 2001, unless and until we, in our discretion, extend the period of time during which the Offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the Offer, as so extended, expires. See section 14 for a description of our rights to extend, delay, terminate and amend the Offer, and section 6 for a description of conditions to the Offer.

2.       PURPOSE OF THE OFFER.

                  We issued the options outstanding under the Plans for the following purposes:

                  (a) to provide our directors, management, employees and
                      consultants an opportunity to acquire or increase a proprietary interest in Concord, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

                  (b) to encourage our directors, management, employees and
                      consultants to continue their relationship with us.

                  Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe because of the precipitous decline in the market price of Concord's common stock, these outstanding options no longer provide a realistic incentive for Concord's directors, management and other employees and consultants to further the long-term interests of the Company. By making this Offer to exchange eligible options for new options on the terms described in the Offer we intend to provide our directors, management, employees and consultants with the benefit of holding options that over time may have a greater potential to increase in value and thereby create better performance incentives in order to maximize stockholder value. At the same time we believe the required 25% reduction in the number of shares covered by the new options is meaningful consideration for the repricing which will also benefit Concord.

                  Except as set forth below or as otherwise disclosed in this Offer to Exchange or in our filings with the SEC, we presently have no agreements that relate to or would result in:

                  (a) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

                  (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

                  (c) any material change in our dividend policy, or our indebtedness or capitalization;

                  (d) any material change in our present Board of Directors or management or any material change in any executive officer's terms of employment;

                  (e) any other material change in our corporate structure or business;

                  (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

                  (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

                  (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

                  (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

                  (j) any material change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

         We continually evaluate strategic opportunities as they arise, including business combination transactions, capital infusions, and the purchase or sale of assets. We also routinely grant options to our employees. In addition, we currently have three (3) vacancies on our Board of Directors. While we have not yet made any decision with respect to filling these vacancies, we may seek to fill one or more of these vacancies in the near future.

         Neither we nor our Board of Directors makes any recommendation as to whether you should tender your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your eligible options for exchange.


3.       PROCEDURES FOR TENDERING ELIGIBLE OPTIONS.

         Proper Tender of Eligible Options. To validly tender your eligible options pursuant to the Offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof and enclose the original option agreements covering the eligible options being tendered, along with any other required documents. We must receive all of the required documents at 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida, 33021, Attn.: Ann E. Neal, Corporate Counsel, before the expiration date.

         The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder and delivery will be deemed made only when actually received by Concord. If you elect to deliver your documents by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely deliver. Concord will not accept delivery by facsimile or e-mail.

         Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt), and acceptance of any tender of eligible options, and all questions as to the number of shares subject to eligible options or to be subject to new options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of eligible options that we determine do not comply with the conditions of this Offer, that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered eligible options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular eligible options or any particular option holder. No tender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

         Our Acceptance Constitutes an Agreement. Your tender of eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of your old options, pursuant to the Offer, will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

         Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept upon expiration of the Offer all properly tendered eligible options that have not been validly withdrawn.


4.       WITHDRAWAL RIGHTS.

         You may only withdraw your tendered eligible options in accordance with the provisions of this section 4.

         You may withdraw your tendered eligible options at any time before 5:00 p.m., Eastern Daylight Savings Time, on the expiration date. In addition, unless we accept your tendered eligible options for exchange before 12:00 midnight, Eastern Daylight Savings Time, on the expiration date, you may withdraw your tendered eligible options at any time after the expiration date provided they have not been accepted and cancelled.

         To validly withdraw tendered eligible options, you must deliver a written notice of withdrawal, before the expiration of the Offer to Concord Camera Corp., 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida, 33021. The notice of withdrawal must specify the name of the option holder who tendered the eligible options to be withdrawn and the grant date, exercise price and the number of option shares subject to the option to be withdrawn. Although you may withdraw some, or all of your tendered eligible options, you may not withdraw only a portion of a particular option. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the eligible options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

         You may not rescind any withdrawal, and any eligible options you withdraw will thereafter be deemed not properly tendered for purposes of the Offer, unless you properly re-tender those eligible options before the expiration date by following the procedures described in section 3.

                  Neither Concord nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF ELIGIBLE OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF NEW OPTIONS.

         Upon the terms and subject to the conditions of this Offer and upon the occurrence of the expiration date, we will accept eligible options for exchange and cancellation if properly tendered and not validly withdrawn before the expiration date. If your tendered eligible options are accepted for exchange you will be granted new options effective as of the same date on which the tendered eligible options are accepted and a new option agreement will be forwarded to you promptly thereafter.

         Your tender of eligible options in the Offer will not affect your eligibility to receive other option grants.

         If you tender any of your eligible options for exchange, then in exchange for your tendered options that are accepted and cancelled by us, you will receive new options at an exercise price equal to $5.97 per share for a number of shares equal to seventy-five percent (75%) of the total number of shares subject to the outstanding (unexercised) portion of the old options (rounded up to the nearest whole share).

         You are not required to accept the Offer. If you choose to tender any eligible options for exchange, you may choose to tender one eligible option in its entirety and not tender another. However, you may not make a tender of less than all of a particular eligible option. For example, if you have received two eligible options, you may choose to tender neither of those eligible options, both of those eligible options, or only one of those eligible options. However, if you wish to tender an eligible option, you may not make a tender of anything less than that entire eligible option to the extent outstanding (unexercised). If you choose to tender any eligible options for exchange, you will be required to indicate in the letter of transmittal the particular stock option you are tendering and enclose with the letter all the option agreements covering the eligible options being tendered.

         For purposes of the Offer, we will be deemed to have accepted eligible options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such eligible options, which may be by press release. Subject to our rights to extend, terminate and amend the Offer, we currently expect that, upon the expiration of the Offer, we will accept all properly tendered eligible options that are not validly withdrawn. Promptly after we accept and cancel tendered eligible options, we will send each tendering option holder his new option agreement.


6.       CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer, we will not be required to accept any eligible options tendered to us, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any eligible options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after ___________, 2001, and prior to the expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of eligible options tendered to us:

         (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the tendered eligible options pursuant to the Offer, the issuance of new options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or that of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits to us of the Offer;

         (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

                (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered eligible options illegal or otherwise restrict or prohibit consummation of the Offer or otherwise cause adverse affect in any manner to the Offer;

                (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered eligible options;

                (3) materially impair the benefits we hope to receive as a result of the Offer; or

                (4) materially and adversely affect our business, condition
                    (financial or other), income, operations or prospects or that of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits to us of the Offer;

         (c) there shall have occurred:

                (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

                (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;


                (3) the commencement of a war, armed hostilities or other
                    international or national crisis directly or indirectly involving the United States;

                (4) any limitation, whether or not mandatory, by any
                    governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

                (5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or on the trading in our common stock;

                (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

                (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                (8) any decline in either the Dow Jones Industrial Average, the
                    Nasdaq National Market or the Standard and Poor's Index of 500 Companies by an amount in excess of 25% measured during any time period after the close of business on July ___, 2001;

         (d) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

                (1) any person, entity or "group," within the meaning of Section
                    13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
                    Schedule 13D or Schedule 13G with the SEC before July ___, 2001;

                (2) any such person, entity or group that has filed a Schedule
                    13D or Schedule 13G with the SEC before July , 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock;

                (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

                (4) any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries.

         The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon all persons.

7.       PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

         There is no trading market for options, including eligible options, granted under the Plans.

         Our common stock is quoted on the Nasdaq National Market under the symbol "LENS". The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market for the period from July 1, 1998 through June 30, 2001. All share prices set forth below have been adjusted to reflect the two-for-one split of our common stock effected on April 14, 2000.

                    QUARTER ENDED                        HIGH            LOW
June 30, 2001 ..............................            $10.07         $ 4.75

March 31, 2001 .............................            $20.00         $ 6.38

December 30, 2000 ..........................            $34.50         $13.75

September 30, 2000 .........................            $27.88         $18.69


July 1, 2000 ...............................            $26.81         $12.94

April 1, 2000 ..............................            $28.72         $10.85

January 1, 2000 ............................            $11.38         $ 4.25

October 2, 1999 ............................            $ 4.84         $ 2.75


July 3, 1999 ...............................            $ 2.84         $ 1.78

April 3, 1999 ..............................            $ 2.50         $ 2.02

January 2, 1999 ............................            $ 2.75         $ 1.53

October 3, 1998 ............................            $ 3.38         $ 1.53

         On July ___, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $____ per share.

         Our stock price has been, and in the future may be, highly volatile. The trading price of our common stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, many of which are outside our control. New options will be granted upon the acceptance for exchange and cancellation of old options. The exercise price of the new options will be $5.97, the closing price of our common stock reported on the Nasdaq National Market on the date the Board of Directors approved the Offer. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your eligible options.

8.       SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

         Consideration. The new options to be issued in exchange for old options, will be issued under the respective Plans of the old options. The number of shares of common stock subject to the new options will be equal to seventy-five percent (75%) of the total number of shares subject to the unexercised portion of the old options (rounded up to the nearest whole share).

         If all eligible options are properly tendered and accepted and cancelled in exchange for new options, a total of approximately 1,062,662 shares of our common stock, or approximately 3.9% of the total shares of our common stock outstanding as of June 30, 2001, will be issuable upon the exercise in full of all such new options.

         Terms of New Options. The new options will be granted under the respective Plans under which they were originally issued, and will be subject both to the terms and conditions of the respective Plan of issuance and to a new stock option agreement between us and each option holder who tenders eligible options in the Offer.

         The grant of new options pursuant to this Offer will not create any contractual or other right of option holders to receive any future grants of stock options or benefits in lieu of stock options.

         The following description of the Incentive Plan and the new stock option agreements is a summary, and is not complete. The description is subject to, and qualified in its entirety by reference to, all provisions of the Incentive Plan and the form of new stock option agreement. The Individual Option Plans were adopted for retention of new employees and consultants and eligible options issued pursuant to those Plans have substantially the same terms and conditions as options issued under the Incentive Plan.

         The Incentive Plan, as amended through April 24, 2000, was filed as
Exhibit 10.19 to our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 30, 2000. The form of stock option agreement for the new options to be issued under the Incentive Plan (other than those to be issued to directors or to be issued in exchange for old options that were individually negotiated options) has been filed with the U.S. Securities and Exchange Commission as an exhibit to the Schedule TO. The form of new stock option agreement for options to be issued pursuant to Individual Option Plans will be substantially the same as the form filed as an exhibit, other than those to be issued in exchange for old options that were individually negotiated; however, the agreements for all new options issued pursuant to Individual Option Plans will provide that such options are non-qualified stock options. Please contact us at Concord Camera Corp., 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida, 33021, Attn.: Ann E. Neal, Corporate Counsel, (telephone:
(954) 331-4212), to receive a copy of the Incentive Plan, and, if applicable, your Individual Option Plan(s) and the form of new stock option agreement. We will promptly furnish you with copies at our expense.

         General. The Incentive Plan consists of two (2) separate equity incentive programs: (a) the discretionary option grant program, and (b) the formula based option grant program for non-employee board members. Except for new options issued in exchange for old options that were issued to directors under the formula-based option grant program, all new options will be granted under the discretionary option grant program. The principal features of this program are described below. The compensation committee of our Board of Directors and the full Board of Directors each has the authority to administer the discretionary option grant program with respect to option grants made to our employees, consultants and non-employee board members and will also have the authority to make option grants under those programs to all other eligible individuals.

         The term plan administrator, as used in this summary, means our compensation committee within the scope of its administrative authority under the Incentive Plan.

         Share Reserve. At present, 3,792,374 shares of our common stock are reserved for issuance pursuant to outstanding options granted under and options available for grant under the Incentive Plan.

         No single participant in the Incentive Plan may receive option grants, separately exercisable stock appreciation rights or direct stock issuances for more than 4,000,000 shares of our common stock in total, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. The shares of common stock issuable under the Incentive Plans may be drawn from shares of our authorized but unissued common stock or from shares of our common stock which we acquire, including shares purchased on the open market.

         Shares subject to any outstanding options under the Incentive Plan which expire or otherwise terminate prior to exercise will be available for subsequent issuance under the Incentive Plan. Unvested shares issued under the Incentive Plan and subsequently purchased by us, at the option exercise or direct issue price paid per share, pursuant to our purchase rights under the Incentive Plan will be added back to the number of shares reserved for issuance under the Incentive Plan and will accordingly be available for subsequent issuance.

         Eligibility. Officers, directors, employees and consultants in our service or in the service of our subsidiary companies (whether now existing or subsequently established) are eligible to participate in the discretionary option grant program.

         Discretionary Option Grant Program

         Except as otherwise required by law or the Incentive Plan, the plan administrator has complete discretion under the discretionary option grant program to determine which eligible individuals are to receive option grants, the time or times when those grants are to be made, the number of shares subject to each such grant, whether any option granted is intended to qualify as an incentive stock option or a non-qualified option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding. In addition the plan administrator has full power and authority to take any and all actions deemed necessary or desirable for the proper administration of the Plans and the effectuation it its purposes.

         Each option granted will have an exercise price per share determined by the plan administrator. The exercise price may be set less than, equal to or greater than the fair market value of the option shares on the grant date.

         The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date or, in the case of a newly hired employee or the renewal of an employee's employment contract with us, measured from the employee's start date or contract renewal date. However, one or more options may be structured so that they will be immediately exercisable as to any or all of the option shares.

         The plan administrator determines what happens to outstanding options when an optionee's service to us comes to an end, for example, because an optionee retires, dies, becomes disabled or for some other reason, the optionee's employment or other relationship with us terminates. The terms of the governing option agreement will reflect the plan administrator's initial determination regarding what happens to the option in the foregoing events, and may be amended later with the plan administrator's approval.

         The plan administrator also has discretion to extend the period during which an option may be exercised after the optionee's service to us has ended, and/or accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's service to us ends.

         Stockholder Rights and Option Transferability. No optionee will have any stockholder rights with respect to the option shares until such optionee has exercised the option, paid the exercise price for the purchased shares and become the holder of record. Options are not assignable or transferable other than by will or the laws of inheritance following the optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, options granted pursuant to the Incentive Plan which are not intended to qualify as incentive stock options may be transferred or assigned during the optionee's lifetime to one or more members of the optionee's family or to a trust established for such family members (provided certain conditions are met), or to the optionee's former spouse, as a result of the optionee's death or pursuant to a domestic relations order.

         Changes in Capitalization. In the event any change is made to the outstanding shares of our common stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without our receipt of consideration, appropriate adjustments will be made to (a) the maximum number and/or class of securities issuable under the Plans, (b) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the Incentive Plan, and (c) the number and/or class of securities and the exercise price per share under the unexercised portion of each outstanding option. Such adjustments are designed to preclude any dilution or enlargement of benefits under the Plans or the outstanding options thereunder.

         Payment by Participants. The plan administrator determines which forms of payment are acceptable for purposes of paying the exercise price of the options granted. Generally, payment may be made: (a) in U.S. dollars by personal check, bank draft or money order payable to the order of the Concord Camera Corp., by money transfers or direct account debits; (b) through the delivery or deemed delivery based on attestation to the ownership of shares of our common stock with a fair market value equal to the total payment due; (c) pursuant to a broker-assisted "cashless exercise" program if established by us; or (d) by a combination of the methods described in (a) through (c) above;

         Amendment and Termination. The Incentive Plan may be modified, terminated, or amended by the affirmative vote of the holders of a majority of the outstanding shares of our common stock at a shareholder' meeting. The board may terminate, amend or modify the Incentive Plan at any time it may deem advisable, however material amendments are subject to the approval of the shareholders at a duly held shareholder's meeting. The Incentive Plan will terminate on December 1, 2003.

         Federal Income Tax Consequences

         Option Grants. Options granted under the Incentive Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-qualified options which are not intended to meet such requirements. The federal income tax treatment for the two types of options differs as follows:

         Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. However, the spread on the shares purchased under an incentive stock option (the excess of the fair market value of the purchased shares at the time of exercise over the aggregate exercise price paid for those shares) is normally included in the optionee's alternative minimum taxable income at the time of exercise.

         The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For federal tax purposes, dispositions are divided into two categories: (a) qualifying and (b) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option to purchase such shares was granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before either of these two periods are satisfied, then it is a disqualifying disposition.

         Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (a) the amount realized upon the sale or other disposition of the purchased shares over (b) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the optionee will recognize as ordinary income the excess of the fair market value of those shares on the exercise date over the exercise price paid for the shares (or the gain on the sale, if less). Any excess of the amount realized by the optionee on the disqualifying disposition over the fair market value of the shares on the date of exercise of the new incentive stock option will generally constitute long-term or short-term capital gain (depending on the applicable holding period).

         If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (a) the fair market value of such shares on the option exercise date over (b) the exercise price paid for the shares. If the optionee makes a qualifying disposition, then we will not be entitled to any income tax deduction.

         Non-Qualified Options. No taxable income is recognized by an optionee upon grant of a non-qualified option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

         We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified option. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the optionee.

9.       INFORMATION ABOUT CONCORD CAMERA CORP.

         General. We design, develop, manufacture and sell on a worldwide basis high quality, popularly priced, easy-to-use image capture products. Our products include digital image capture devices and traditional and single use cameras in 35mm, advanced photo system ("APS") and instant formats. By investing significant funds in our design, development, engineering and manufacturing capabilities, we have positioned ourselves to capitalize on the industry trend to outsource the design, development and manufacture of all types of image capture devices. As a consequence, we now develop new products, including digital image capture devices and innovative electro, optical and mechanical devices, both for our own account and in conjunction with our original equipment manufacturing customers and some of our key retail customers. We serve as a contract manufacturer of developed and co-developed products for our original equipment manufacturing customers, and we also sell our own branded and private label versions of those products incorporating certain of the co-developed technology.

         Our product line focuses on the three fastest growing segments in the image capture product market: APS, digital and single use cameras. According to the Photo Marketing Association, in the United States during the period from 1996 through 1998, sales of APS, digital and single use cameras grew at compound annual rates of 67.9%, 65.0% and 23.9%, respectively. We believe we are the fourth largest manufacturer of single use cameras in the world (behind Eastman Kodak Co., Fuji Photo Film Co. Ltd. and Konica Corporation). Based on our estimates, we produced approximately 13.7% of all single use cameras sold in 1999 worldwide excluding Japan. We estimate the single use camera market will grow at a worldwide compound annual growth rate of 13.5% during the next five years.

         We have evolved from a manufacturer and distributor of cameras to a leading contract manufacturer of image capture products with strong retail distribution. At the same time we have developed and are manufacturing a full line of lower priced digital cameras. Our average revenue from our traditional products ranges from $3 to $17 per unit, while average revenue from our new digital products ranges from $40 to $125 per unit. We believe we are positioned to compete effectively for supply contracts with companies desiring to offer low cost digital camera solutions. Worldwide digital camera sales grew at an average rate of approximately 96% per year in 1999 and 2000 and are projected to grow at a compound annual rate of approximately 30% over the next four years, with shipments expected to reach 38.5 million units in 2005, according to International Data Corp.

         Our objective is to enhance our position as a leader in contract manufacturing while continuing to expand our retail sales and distribution business.

         We are incorporated in New Jersey. Our principal executive offices are located at 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida 33021, and our telephone number at that address is (954) 331-4200.

         Recent Financial Guidance. Recent guidance for the quarter ended June 30, 2001, was revised to report an expected revenue range from $38.5 to $40.0 million and an expected loss between $21.9 million, or $.83 per fully diluted share, and $21.4 million, or $.81 per fully diluted share, for such quarter.

         The forecasted revenue shortfall was attributed to greater than anticipated sales weakness in both the original equipment manufacturing business and the retail sales and distribution business. Continued adverse economic conditions decreased product demand. In addition, excess inventory positions at many of our customers and the resulting changes in customer purchasing patterns also adversely affected sales.

         The anticipated revenue shortfall negatively impacted forecasted absorption of manufacturing overhead and labor utilization, resulting in lower gross margins. Profitability was adversely affected by pricing pressures in the retail sales and distribution business and, in addition, one-time charges are being recorded against income in the quarter, consisting of a (a) $15.8 million accounts receivable provision, (b) $4.3 million inventory provision, and (c) $1.4 million restructuring charge. The accounts receivable provision and $2.0 million of the inventory provision relate to a financially troubled former customer with respect to which we concluded that workout efforts are unlikely to be successful. The balance of the inventory provision covers discontinued products and a write down of certain electronic components which decreased in value. The restructuring charge was a result of a cost containment initiative which is expected to result in annual cost savings to the Company of approximately $1.3 million.

         Book Value Per Share. As of March 31, 2001, the book value per share of the Company's common stock was $6.34.


10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

         A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. A beneficial ownership table is attached to this Offer to Exchange as Schedule B. As of June 30, 2001, our executive officers and directors as a group beneficially owned options outstanding under the various Plans, to purchase a total of 2,990,538 shares of our common stock which represented approximately 68.3% of the shares subject to all options outstanding under the Plans as of that date. Of the options held by these persons, options to purchase a total of 655,212 shares of common stock are eligible options.

         Other than ordinary course grants of stock options to employees who are not executive officers or directors, grants to non-employee directors pursuant to the formula-based option grant program of our Incentive Plan, option exercises by directors, and purchases and sales of small amounts of common stock by directors, no transactions in our common stock or in options to purchase our common stock have been effected during the past 60 days by Concord or, to our knowledge, by any current executive officer, director, affiliate or subsidiary of Concord.

         In November 1995, certain members of our senior management entered into purchase agreements governing the purchase of certain stock awards, including restricted stock, approved under the Management Equity Provisions of the Incentive Plan. Concurrently with the execution of their respective purchase agreements, each purchaser entered into a voting agreement pursuant to which they agreed to vote all shares of stock purchased under the purchase agreement (the "Purchased Shares") including any contingent restricted stock in accordance with the determination of the holders of a majority of all of the Purchased Shares and contingent restricted stock held by the purchasers. Pursuant to amendments to each of the purchase agreements dated February 28, 1997, Concord was relieved of its obligation to issue any contingent restricted stock and instead each participant received, as of December 22, 1996, options to purchase a number of shares of common stock equal to the number of Purchased Shares they purchased. Concurrently with the amendments the voting agreement and irrevocable proxies were amended and restated to include the option shares and remove all mention of the contingent restricted stock. The Amended and Restated Voting Agreement, dated February 28, 1997, was amended on various dates in 1998 to add certain additional shares of our common stock owned by Ira B. Lampert, Brian King and Keith

Lampert, and was further amended on January 6, 2000 to add certain shares owned by Harlan Press. Such Amended and Restated Voting Agreement was filed with the SEC on August 30, 2000 as exhibit 9.1 to our Annual Report on Form 10-K for the fiscal year ended July 1, 2000 and is incorporated herein by reference.


11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

         All tendered eligible options that are accepted for exchange will be cancelled. All tendered eligible options granted under the Incentive Plan that are accepted and cancelled will, after such cancellation, be available for regrant or issuance under the Incentive Plan, and may fund part of the share reserve under the Incentive Plan necessary to carry out the exchange. To the extent those shares exceed the reserve necessary for the new options to be granted in connection with the Offer, those excess shares will be available for future awards to employees and other eligible plan participants.

          The grant of the new options will not result in any immediate charge to our reported earnings. However, the fair value of those options is required to be disclosed in the notes to our financial statements, and we must also disclose, in footnotes to our financial statements, the pro-forma impact those options would have upon our reported earnings were the fair value of those options at the time of grant treated as a compensation expense. In addition, the number of outstanding options may be a factor in determining our earnings per share on a fully-diluted basis.

         We believe we will need to record compensation expense as a result of the Offer because:

         o we will grant new options within six months and a day of the date we accept and cancel eligible options surrendered to us; and

         o on the date we grant the new options, the exercise price of the new options will be less than the exercise price of the old options surrendered to us.

         As a result of our decision to extend this Offer, all new options will be treated for financial reporting purposes as variable awards. This means that we will be required to record a non-cash accounting charge or benefit reflecting increases and decreases in the price of our common stock in compensation expense or income in connection with the new options. We will have to continue to reflect decreases and increases in the price of our common stock in our statement of operations with respect to these options until they are exercised, forfeited or terminated. As the market price of our common stock increases, so will the charge to compensation expense. Conversely, as the market price decreases, we would record a benefit up to the point where the market price equals the grant price. No expense or benefit will be recognized if the market price is below the grant price.


12.      LEGAL MATTERS; REGULATORY APPROVALS.

         We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the exchange of options contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate we will seek such approval or take such other action. We are unable to predict whether we might decide to delay the acceptance of tendered eligible options for exchange pending the outcome of any such matter. We cannot assure you any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept tendered eligible options for exchange and cancellation and to issue new options for old options is subject to certain conditions, including those described in section 6.

13.      MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

         The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the Offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders, including our international employees.

         Classification of New Options. If you exchange eligible non-qualified stock options for new options, your new options will be non-qualified stock options. If you exchange eligible incentive stock options for new options, whether your new options will be treated as incentive stock options or as non-qualified stock options will depend an certain factors. If the $5.97 exercise price of your new options is less than the fair market value of a share of our common stock on the date the new options are granted to you, your new options will be treated as non-qualified stock options. If, on the other hand, the $5.97 exercise price is not less than the fair market value of a share of our common stock on the date the new options are granted, your new options will generally be incentive stock options to the extent that a $100,000 limitation imposed by the Internal Revenue Code is not exceeded. (Under the $100,000 limitation, an option that otherwise meets the requirements for incentive stock option status will qualify as an incentive stock option only to the extent the aggregate fair market value (determined at the time the option is granted) of the shares of stock underlying all incentive stock options held by a grantee which become exercisable for the first time during any calendar year do not exceed $100,000.)

         Exchange of Old Options for New Options. If you exchange old options for new options, you will not be required to recognize income for federal income tax purposes at the time of the exchange. The exchange will be treated as a non-taxable exchange.

         Grant of New Options. You will not be required to recognize any income for federal income tax purposes when the new options are granted to you. The grant of those options is not a taxable event.

         Exercise of New Non-Qualified Stock Options. If the new option received in the exchange is a non-qualified stock option, you will recognize taxable income upon exercise of the option equal to the excess of (a) the fair market value of the purchased shares at the time of exercise over (b) the exercise price paid for those shares; and you must satisfy the applicable withholding taxes with respect to such income.

         Subsequent Sale of Option Shares from a New Non-Qualified Stock Option. The subsequent sale of the shares acquired pursuant to the exercise of your new non-qualified stock option generally will give rise to capital gain equal to the amount realized upon the sale of the shares less the sum of the (a) exercise price paid for the shares plus (b) the taxable income previously recognized in connection with the purchase of those shares. A capital loss will result to the extent the amount realized upon such sale is less than such sum. The gain or loss will be long-term if the shares are held for more than one (1) year prior to the sale.

         Exercise of New Incentive Stock Options. If the new option received in the exchange is an incentive stock option, you will not recognize income upon the exercise of the option. However, an amount equal to the excess of (a) the fair market value of the purchased shares at the time of exercise over (b) the exercise price paid for those shares will be treated as a positive adjustment in determining your alternative minimum tax.

         Subsequent Sale of Option Shares from a New Incentive Stock Option. If you sell the option shares you acquired by exercising your new incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying". A qualifying disposition will occur if the sale or other disposition is made more than two (2) years after the date the new option to purchase such shares was granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then it is a disqualifying disposition.

         Upon a qualifying disposition, you will recognize long-term capital gain in an amount equal to the excess of (a) the amount realized upon the sale or other disposition of the purchased shares over (b) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then you will recognize as ordinary income the excess of the fair market value of those shares on the exercise date over the exercise price paid for the shares (or the gain on the sale, if less). Any excess of the amount realized by you on the disqualifying disposition over the fair market value of the shares on the date of exercise of the new incentive stock option will generally constitute long-term or short-term capital gain (depending on the applicable holding period.)

         Effect on Incentive Stock Options Not Tendered. We do not believe our Offer to you will change any of the terms of your eligible incentive stock options if you do not accept the Offer. However, the IRS may characterize our Offer to you as a "modification" of those incentive stock options, even if you decline the Offer. A successful assertion by the IRS that your incentive stock options were modified would extend the period you would have to hold the shares purchased under those options in order to qualify all of the gain on a subsequent sale of those shares as long-term capital gain. That extended holding period for long-term capital gain would require that any taxable sale or disposition of the shares not take place until the later of (a) two years from the date of the deemed modification of your incentive stock options or (b) one year from the date of the option exercise for those shares. In addition, such a deemed modification may also cause a portion of your incentive stock options to be treated as non-qualified stock options upon exercise.

         We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the Offer. If you choose not to exchange all your eligible options, we also recommend that you consult with your own tax advisor to determine the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the common stock purchased under those options.

14.      EXTENSION OF OFFER; TERMINATION; AMENDMENT.

         We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange and cancellation of any eligible options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

         We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the Offer and to postpone our acceptance and cancellation of any tendered eligible options upon the occurrence of any of the conditions specified in section 6, by giving oral or written notice of such termination or amendment, and any related postponement, to the option holders and making a public announcement thereof. Pursuant to Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, if we terminate or withdraw the Offer, we must pay the consideration offered, or return the options tendered, promptly thereafter.

         Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in section 6 has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered to option holders or by decreasing or increasing the number of options being sought in the Offer.

         Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment will be announced no later than 9:00 a.m., Eastern Daylight Savings Time, on the next business day after the most recent scheduled or announced expiration date. Any public announcement made with respect to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change, such as, for example, by press release.

         If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. The length of the extension required by these rules will depend on the facts and circumstances, including the relative materiality of the modified terms or information. If we decide to take any of the following actions, we will publish notice of such action and extend the Offer for a period of ten business days after the date of such publication:

         (1) we increase or decrease the amount of consideration offered for the eligible options;

         (2) we decrease the number of options eligible to be tendered in the Offer; or

         (3) we increase the number of options eligible to be tendered in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the Offer immediately prior to the increase.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Savings Time.

15.      FEES AND EXPENSES.

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this Offer.


16.      ADDITIONAL INFORMATION.

         We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that before making a decision regarding whether to tender your options, you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC:

                  (a) our annual report on Form 10-K for our fiscal year ended
                      July 1, 2000, filed with the SEC on August 30, 2000;

                  (b) our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2001, filed with the SEC on May 10, 2001; and

                  (c) the description of our common stock included in our
                      registration statement on Form 8-A filed with the SEC on September 20, 2000, including any amendments or reports we file for the purpose of updating that description.

         The SEC file number for these filings is 0-17038. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:


450 Fifth Street, N.W.     7 World Trade Center        500 West Madison Street
Room 1024                  Suite 1300                  Suite 1400
Washington, D.C.  20549    New York, New York  10048   Chicago, Illinois  60661

         You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

         Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

         Our common stock is quoted on the Nasdaq National Market under the symbol "LENS", and our SEC filings can be read at the following Nasdaq address:

                           Nasdaq Operations
                           1735 K Street, N.W.
                           Washington, D.C.  20006

         We will also provide without charge to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                           Concord Camera Corp.
                           4000 Hollywood Blvd.,
                           Suite 650N,
                           Hollywood, Florida 33021
                           Attn:  Ann E. Neal, Corporate Counsel
         or by telephoning us at (954) 331-4212 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Daylight Savings Time.

         As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

         The information about Concord Camera Corp. contained in this Offer to Exchange should be read together with the information contained in the documents to which we have referred you.


17.      MISCELLANEOUS.

         This Offer to Exchange and our SEC reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this Offer to Exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to Concord Camera Corp. or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents filed by Concord Camera Corp. with the SEC, including our annual report on Form 10-K filed on August 30, 2000, and our quarterly report on Form 10-Q filed on May 10, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include delays in new product development, technological and market change, and risks related to future growth and rapid expansion. Other important risks include general economic and business conditions, difficulties associated with expansion, competition and other factors beyond our control. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

         We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we may in our discretion take any actions necessary to comply with such law. If, after such effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

         We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your eligible options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any other information, you must not rely upon that recommendation, representation or information as having been authorized by us.

         Concord Camera Corp.                  _____________, 2001

                                   SCHEDULE A


         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                              CONCORD CAMERA CORP.


          The directors and executive officers of Concord Camera Corp. and their positions and offices as of July 1, 2001, are set forth in the following table:




                   NAME                                  AGE  POSITION AND OFFICES HELD
                   ----                                 ----  -------------------------
Ira B. Lampert (3)(4) ................................   56   Chairman, Chief Executive Officer, and
                                                              President
Brian F. King ........................................   48   Senior Vice President and Secretary
Harlan I. Press ......................................   37   Vice President, Treasurer and
                                                              Assistant Secretary
Gerald J. Angeli .....................................   48   Vice President of Worldwide
                                                              Engineering and Technology
Keith L. Lampert .....................................   31   Vice President of the Company and
                                                              Managing Director of Concord HK
Urs W. Stampfli ......................................   49   Vice President and Director of
                                                              Global Sales and Marketing
Eli Arenberg (5)(6) ..................................   73   Director
Ronald S. Cooper (1)(2) ..............................   62   Director
Morris H. Gindi (1)(2)(5) ............................   56   Director
Joel L. Gold (1)(2)(3)(6) ............................   58   Director
J. David Hakman (4) ..................................   59   Director
Kent M. Klineman (3)(4)(5)(6) ........................   69   Director
William J. Lloyd (5) .................................   61   Director


-----------------------------

(1)      Member of Audit Committee.
(2)      Member of Compensation and Stock Option Committee.
(3)      Member of Nominating Committee.
(4)      Member of Executive Committee.
(5)      Member of Marketing & Product Development Committee
(6)      Resigned after July 1, 2001

         The address of each director and executive officer is: c/o Concord Camera Corp., 4000 Hollywood Boulevard, Suite 650N, Hollywood, Florida 33021.

                                   SCHEDULE B

                BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table sets forth certain information as of June 30, 2001, with respect to: (a) those persons or groups known to the Company to beneficially own more than 5% of the common stock; (b) each director of the Company; (c) each executive officer of the Company; and (d) the Company's directors and executive officers as a group:


                                                                 Amount and Nature of            Percent
Name of Beneficial Owner                                        Beneficial Ownership(1)        of Class(1)
------------------------                                        -----------------------        ------------
(a) Beneficial Owners of More than 5% of the Common Stock

"MEP Group" of Company Officers or
Employees as described in (2) below ............................      3,065,813(2)               10.3%
     Concord Camera Corp. ......................................
     4000 Hollywood Boulevard
     Presidential Circle - 6th Floor, North Tower
     Hollywood, Florida 33021

(b) Directors

Ira B. Lampert .................................................      1,997,517(2)(3)             6.9%
Eli Arenberg ...................................................        140,100(4)                 *
Ronald S. Cooper ...............................................         47,000(5)                 *
Morris H. Gindi ................................................         84,500(6)                 *
Joel L. Gold ...................................................        126,500(7)                 *
J. David Hakman ................................................        328,500(8)                1.2%
Kent M. Klineman ...............................................        106,630(9)                 *
William J. Lloyd ...............................................         34,000(10)                *

(c) Executive Officers

Gerald J. Angeli ...............................................         31,200(11)                *
Brian F. King ..................................................        480,932(2)(12)            1.7%
Keith L. Lampert ...............................................        406,560(2)(13)            1.5%
Harlan I. Press ................................................        148,738(2)(14)             *
Urs W. Stampfli ................................................         83,825(15)                *


(d) All executive officers and directors as a group (13 persons)      4,048,068                  13.3%

--------------------
* Indicates less than one percent (1%).

(1) For purposes of this table, beneficial ownership was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based upon information furnished by the persons listed or contained in filings made by them with the Securities and Exchange Commission; the inclusion of shares as beneficially owned should not be construed as an admission that such shares are beneficially owned for purposes of Section 16 of the Exchange Act. As of June 30, 2001, the Company had 27,369,208 shares of common stock issued and outstanding. All shares were owned directly with sole voting and investment power unless otherwise indicated.
(2) As of June 30, 2001, a group comprised of five officers or employees of the Company (Messrs. Ira B. Lampert, Brian F. King, Keith L. Lampert, Harlan I. Press and Arthur Zawodny) (collectively, the "MEP Group") beneficially owned, in the aggregate, 662,100 shares and 2,403,713 options to purchase common stock, or 10.3% of 29,772,921 (the number of shares outstanding on that date plus the number of shares that would have been outstanding if all options exercisable within 60 days of June 30, 2001 were exercised). Of that total, 316,400 shares and 780,666 options were purchased under the Management Equity Provisions ("MEP") of the Company's Incentive Plan and are subject to the terms of an Amended and Restated Voting Agreement, dated February 28, 1997, as amended (the "Voting Agreement") pursuant to which MEP shares are voted in accordance with the will of the holders of a majority of the shares governed by the Voting Agreement. The balance of 345,700 shares and 1,623,047 options were purchased or held outside the MEP.
(3) Represents 1,481,817 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001, 490,700 shares owned, as to all of which Mr. Lampert has sole dispositive power, and 25,000 shares held by a ss.501(c)(3) charitable trust of which Mr. Lampert is a trustee with voting and dispositive power. Since Mr. Lampert is part of the MEP Group, the shares beneficially owned by him are included in footnote (2) above; the MEP Group is deemed to have acquired the shares beneficially owned by any member of the MEP Group described in footnote (2) above.
(4) Includes 110,000 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001 and 15,000 shares held by his wife.
(5) Includes 34,000 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001.
(6) Includes 51,000 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001, 1,000 shares held by his son, and 15,000 shares held by the Notra Trading Inc. Profit Sharing Plan & Trust, a retirement plan of which Mr. Gindi is a co-trustee and participant.
(7) Includes 101,500 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001 and 21,000 shares held by his wife.
(8) Represents: (a) 51,000 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001; and (b) 84,500 shares held by the Hakman Family Trust, of which Mr. Hakman is a trustee and beneficiary, 30,000 shares held by the Hakman Capital Corporation Profit Sharing Plan and Trust, and 163,000 shares held by a corporation controlled by Mr. Hakman.
(9) Includes 101,500 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001, and 1,130 shares representing Mr. Klineman's pro rata interest in the shares of common stock held by UV Equities LLC.
(10) Represents 34,000 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001.
(11) Includes 30,000 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001.
(12) Represents 480,932 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001. Since Mr. King is part of the MEP Group, the shares beneficially owned by him are included in footnote (2) above; the MEP Group is deemed to have acquired the shares beneficially owned by any member of the MEP Group described in footnote
     (2) above.
(13) Represents 346,560 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001 and 60,000 shares owned, as to all of which Keith Lampert has sole dispositive power. Since Mr. Lampert is part of the MEP Group, the shares beneficially owned by him are included in footnote (2) above; the MEP Group is deemed to have acquired the shares beneficially owned by any member of the MEP Group described in footnote (2) above.
(14) Represents 70,738 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001 and 78,000 shares owned, as to all of which Mr. Press has sole dispositive power. Since Mr. Press is part of the MEP Group, the shares beneficially owned by him are included in footnote (2) above; the MEP Group is deemed to have acquired the shares beneficially owned by any member of the MEP Group described in footnote (2) above.
(15) Includes 73,825 shares that may be acquired pursuant to stock options exercisable within 60 days of June 30, 2001.